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
Pricing Supplement No. 5 dated September 5, 2001     Filed pursuant to Rule 424(b)(3)
(To Prospectus dated April 11, 2001 and              (File number 333-57888)
Prospectus Supplement dated September 5, 2001)

                           AVALONBAY COMMUNITIES, INC.
                         Medium-Term Notes - Fixed Rate

Principal Amount:  $300,000,000                                       Issue Price (Public Offering Price):  99.149%
Net Proceeds to Issuer:  $295,647,000                                           Agents' Discount Commission:  0.60%
Stated Maturity Date: September 15, 2011                                                      Interest Rate: 6.625%
Original Issue Date: September 10, 2001                                                            CUSIP 05348E AE9
Interest Payment Dates:  March 15 and September 15                      First Interest Payment Date: March 15, 2002

Redemption:

/ / The Notes cannot be redeemed prior to the Stated Maturity Date.
/X/ The Notes may be redeemed prior to the Stated Maturity Date.
    Initial Redemption Date:    See Additional/Other Terms.
    Initial Redemption Percentage/Redemption Price: See Additional/Other Terms. Annual Redemption Percentage Reduction: N/A

Optional Repayment:
/X/ The Notes cannot be repaid prior to the Stated Maturity Date.
/ / The Notes can be repaid prior to the Stated Maturity Date at the option of the Holder of the Notes.
    Optional Repayment Dates:
    Repayment Price:  ____%

Currency:
    Specified Currency:  U.S. Dollars
    (If other than U.S. Dollars, see attached)
    Minimum Denominations:
    (Applicable only if Specified Currency is other than U.S. Dollars)

Original Issue Discount ("OID"):            Yes      /  /     No       /X/
         Total Amount of OID:
         Yield to Maturity:
         Initial Accrual Period:

Form:  /X/        Book-Entry        /  /    Certificated

Agent:   /X/      Lehman Brothers Inc.                        /X/      Banc of America Securities LLC
         /X/      First Union Securities, Inc.                /X/      Fleet Securities, Inc.
         /X/      J.P. Morgan Securities Inc.                 / /      PNC Capital Markets, Inc.
         /X/      Salomon Smith Barney Inc.                   /X/      Other (names): Goldman, Sachs & Co.
                                                                       Morgan Stanley & Co. Incorporated

Agent acting in the capacity as indicated below:

         /   /    Agent             /X /    Principal


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If as Principal:
         / / The Notes are being offered at varying prices related to prevailing market prices at the time of resale.
         /X/ The Notes are being offered at a fixed initial public offering price of 99.149% of principal amount.

If as Agent:
         The Notes are being offered at a fixed initial public offering price of __% of Principal Amount.

Exchange Rate Agent:  N/A

Use of Proceeds:

         AvalonBay will use a portion of the net proceeds from the sale of the Notes to reduce indebtedness outstanding under AvalonBay's unsecured revolving credit facility. AvalonBay may also use a portion of the net proceeds to redeem its 8.96% Series G Cumulative Redeemable Preferred Stock. AvalonBay will use the balance of the net proceeds to fund the development and redevelopment of additional communities, for working capital and for general corporate purposes.

         As of August 31, 2001, AvalonBay had borrowings of $173,000,000 outstanding under its unsecured revolving credit facility. Under the unsecured revolving credit facility, AvalonBay can borrow in multiple 30-, 60-, 90-day tranches with interest rates based on the 30-, 60- or 90-day LIBOR rate, respectively, plus 60 basis points (0.60%). AvalonBay may, at its option, roll over each tranche at the then-current interest rate, assuming AvalonBay is then in compliance with financial and other covenants. At August 31, 2001, the outstanding tranches had a weighted average interest rate of 4.197% per annum and a weighted average maturity date of September 21, 2001, subject to extension through May 24, 2005 (the final maturity date of the unsecured revolving credit facility if AvalonBay exercises its options to extend the unsecured revolving credit facility, subject to compliance with financial and other customary covenants contained in the unsecured revolving credit facility).

         The Series G preferred stock is redeemable on or after October 15, 2001, and a final determination as to whether or when to redeem the Series G preferred stock will be made by AvalonBay based on financial and capital market conditions. The Series G preferred stock is redeemable at a redemption price of $25.00 per share, plus any accrued and unpaid dividends to the redemption date. There are 4,300,000 shares of Series G preferred stock issued and outstanding.

Plan of Distribution:

         Each of the agents has severally agreed to purchase from AvalonBay, and AvalonBay has agreed to sell to the Agents, the principal amount of Notes set forth opposite the Agent's name below:

         Agent                                                Principal Amount of Notes
         -----                                                -------------------------
         Lehman Brothers Inc. ....................................... $233,430,000
         Banc of America Securities LLC..............................    9,510,000
         First Union Securities, Inc. ...............................    9,510,000
         Fleet Securities, Inc. .....................................    9,510,000
         J.P. Morgan Securities Inc. ................................    9,510,000
         Salomon Smith Barney Inc. ..................................    9,510,000
         Goldman, Sachs & Co. .......................................    9,510,000
         Morgan Stanley & Co. Incorporated...........................    9,510,000
                                                                      -------------
                                                                      $300,000,000
                                                                      =============


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         The Agents propose to offer the Notes initially at the public offering price set forth above and to certain dealers at that price less a concession not in excess of .400% of the principal amount of the Notes. The Agents may allow, and the dealers may reallow, a discount not in excess of .200% of the principal amount of the Notes on sales to certain other dealers. After the initial public offering, the Agents may vary the public offering price and other selling terms from time to time.

         As described in the accompanying Prospectus Supplement dated September 5, 2001, the agents and their affiliates in the ordinary course of their respective businesses have engaged in, and may in the future engage in, investment and/or commercial banking transactions with AvalonBay and its affiliates. The Chase Manhattan Bank, an affiliate of J.P. Morgan Securities Inc., one of the agents; Fleet National Bank, an affiliate of Fleet Securities, Inc., one of the agents; Bank of America, N.A., an affiliate of Banc of America Securities LLC, one of the agents; First Union National Bank, an affiliate of First Union Securities, Inc., one of the agents; and Citicorp Real Estate, Inc., an affiliate of Salomon Smith Barney Inc., one of the agents, are each a co-agent and a lender under AvalonBay's unsecured revolving credit facility. In addition, Lehman Commercial Paper Inc., an affiliate of Lehman Brothers Inc., one of the agents, is a lender under AvalonBay's unsecured revolving credit facility. To the extent that AvalonBay reduces indebtedness outstanding under the unsecured revolving credit facility, these lenders will receive their proportionate shares of any amounts repaid from the proceeds of the sale of the Notes.

         For additional information concerning the offering and sale of the Notes, see "Supplemental Plan of Distribution" in the accompanying Prospectus Supplement dated September 5, 2001 and "How We Plan to Sell the Securities" in the accompanying Prospectus dated April 11, 2001.

Additional/Other Terms:

         Other Terms:

         Settlement.  The Notes will be delivered on September 10, 2001.

         Reopening of Issue. We may, from time to time, reopen an issue of notes and issue additional notes with the same terms (including issue date, maturity, interest rate basis and CUSIP number) as notes issued on an earlier date. After such additional notes are issued, they will be fungible with the notes issued on an earlier date. This provision applies to these Notes. As a result, if we issue additional notes of this series having the same terms as these Notes, those additional notes will, upon issuance and sale, be fungible with these Notes.

         Optional Redemption. The Notes may be redeemed at any time at the option of AvalonBay, in whole or in part, upon notice of not more than 60 and not less than 30 days prior to the Redemption Date, at a Redemption Price equal to the sum of (i) the principal amount of the Notes being redeemed plus accrued interest thereon to the Redemption Date and (ii) the Make-Whole Amount, if any, with respect to such Note.

         Acceleration of Maturity; Make-Whole Amount. If an Event of Default with respect to the Notes that are then outstanding occurs and is continuing, and pursuant to Section 2.7 of the Amended and Restated Third Supplemental Indenture dated as of July 10, 2000 (the "Third Supplemental Indenture") the Trustee or the Holders of not less than 25% in principal amount of the then outstanding Notes of this series shall have declared the principal amount (or, if the Notes of this


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series are Original Issue Discount Securities or Indexed Securities, such portion of the principal as may be specified in the terms hereof) of all the Notes of this series to be due and payable immediately, by a notice in writing to AvalonBay (and to the Trustee if given by the Holders), then upon any such declaration such principal, or specified portion thereof, plus accrued interest to the date the Notes of this series are paid, plus the Make-Whole Amount on the Notes shall become immediately due and payable. With respect to the Notes of this series, if an Event of Default set forth in Section 501(6) of the Indenture, dated as of January 16, 1998, between AvalonBay and the Trustee (the "Indenture") occurs and is continuing, such that pursuant to Section 2.7 of the Third Supplemental Indenture all the Notes of this series are immediately due and payable, without notice to AvalonBay, at the principal amount thereof (or, if the Notes of this series are Original Issue Discount Securities or Indexed Securities, such portion of the principal as may be specified in the terms of the Notes) plus accrued interest to the date the Notes are paid, then the Make-Whole Amount on the Notes shall also be immediately due and payable.

         Definitions. Terms used but not defined herein shall have the meanings set forth in the Indenture and the Third Supplemental Indenture. The following terms shall have the following meanings:

         "Make-Whole Amount" means, in connection with any optional redemption or accelerated payment of any Note, the excess, if any, of (i) the aggregate present value as of the date of such redemption or accelerated payment of each dollar of principal being redeemed or paid and the amount of interest (exclusive of interest accrued to the date of redemption or accelerated payment) that would have been payable in respect of such dollar if such redemption or accelerated payment had not been made, determined by discounting, on a semi-annual basis, such principal and interest at the Reinvestment Rate (determined on the third Business Day preceding the date such notice of Redemption is given or declaration of acceleration is made) from the respective dates on which such principal and interest would have been payable if such redemption or accelerated payment had not been made, over (ii) the aggregate principal amount of the Notes being redeemed or paid.

         "Reinvestment Rate" means 0.25% (twenty-five one hundredths of one percent) plus the arithmetic mean of the yields under the respective headings "This Week" and "Last Week" published in the Statistical Release under the caption "Treasury Constant Maturities" for the maturity (rounded to the nearest month) corresponding to the remaining life to maturity, as of the payment date of the principal being redeemed or paid. If no maturity exactly corresponds to such maturity, yields for the two published maturities most closely corresponding to such maturity shall be calculated pursuant to the immediately preceding sentence and the Reinvestment Rate shall be interpolated or extrapolated from such yields on a straight-line basis, rounding in each of such relevant periods to the nearest month. For such purposes of calculating the Reinvestment Rate, the most recent Statistical Release published prior to the date of determination of the Make-Whole Amount shall be used.

         "Statistical Release" means the statistical release designated "H.15(519)" or any successor publication which is published weekly by the Federal Reserve System and which establishes yields on actively traded United States government securities adjusted to constant maturities or, if such statistical release is not published at the time of any determination of the Make-Whole Amount, then such other reasonably comparable index which shall be designated by AvalonBay.


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